UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2013

Commission File Number: 000-51672

FREESEAS INC.

(Name of Registrant)

10, Eleftheriou Venizelou Street (Panepistimiou Ave.), 106 71, Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On October 9, 2013, the Supreme Court of the State of New York, County of New York (the “Court”), entered an order (the “Order”) approving, among other things, the fairness to Crede (as defined below) of the terms and conditions of an exchange pursuant to Section 3(a)(10) of the Securities Act of 1933, as amended (the “Securities Act”), in accordance with an Exchange Agreement (the “Exchange Agreement”) between FreeSeas Inc., a corporation organized and existing under the laws of the Republic of the Marshall Islands (the “Company”), and Crede CG III, Ltd. (“Crede”), in the matter entitled Crede CG III, Ltd. v. FreeSeas Inc., Case No. 653328/2013 (the “Action”).

As previously reported in Form 6-Ks filed with the Securities and Exchange Commission on July 10, 2013 and October 1, 2013, the Company, on July 5, 2013, entered into a Debt Purchase and Settlement Agreement (the “Settlement Agreement”) with Deutsche Bank Nederland N.V. (“Deutsche Bank”), Hanover Holdings I, LLC (“Hanover”) and the Company’s wholly-owned subsidiaries: Adventure Two S.A., Adventure Three S.A., Adventure Seven S.A. and Adventure Eleven S.A. (the “Subsidiaries”) On September 25, 2013, the Company entered into an Assignment and Amendment Agreement with Deutsche Bank, Hanover, Crede and the Subsidiaries, pursuant to which Hanover assigned its right under the Settlement Agreement to Crede.

On September 26, 2013, Crede filed the Action against the Company in the Court, seeking to recover an aggregate of $10,500,000 (the “Claim”). The entry of the Order was the only condition to consummation of the transactions contemplated by the Exchange Agreement, which will provide for the full and final settlement of the Claim and the Action.

As a result of the court approval, Crede will pay $10.5 million to Deutsche Bank and Deutsche Bank, upon receipt of the funds, will, in accordance with the Settlement Agreement, forgive the outstanding indebtedness and overdue interest owed by FreeSeas of approximately $19.5 million.  In addition, Deutsche Bank will release all collateral associated with the loan, including the lifting of the mortgages over the m/v Free Maverick and the m/v Free Knight.

Pursuant to the Exchange Agreement, on October 10, 2013, the transactions contemplated by the Exchange Agreement will be consummated. The total number of shares of Common Stock to be issued to Crede pursuant to the Exchange Agreement will equal the quotient of (i) $11,850,000 divided by (ii) 78% of the volume weighted average price of the Company’s common stock, $0.001 par value (the “Common Stock”), over the 75-consecutive trading day period immediately following the first trading day after the Court approved the Order (or such shorter trading-day period as may be determined by Crede in its sole discretion by delivery of written notice to the Company) (the “Calculation Period”), rounded up to the nearest whole share (the “Settlement Shares”). 5,059,717 of the Settlement Shares will be issued and delivered to Crede at the closing and such 5,059,717 shares represent approximately 9.9% of the total number of shares of Common Stock outstanding at the time of execution of the Exchange Agreement.

The Exchange Agreement further provides that if, at any time and from time to time during the Calculation Period, the total number of Settlement Shares previously issued to Crede is less than the total number of Settlement Shares to be issued to Crede or its designee in connection with the Exchange Agreement, Crede may, in its sole discretion, deliver one or more written notices to the Company requesting that a specified number of additional shares of Common Stock promptly be issued and delivered to Crede or its designee (subject to the limitations described below), and the Company will upon such request issue the number of additional shares of Common Stock requested to be so issued and delivered in the notice (all of which additional shares shall be considered “Settlement Shares” for purposes of the Exchange Agreement). At the end of the Calculation Period, (i) if the total number of Settlement Shares required to be issued exceeds the number of Settlement Shares previously issued to Crede, then the Company will issue to Crede or its designee additional shares of Common Stock equal to the difference between the total number of Settlement Shares required to be issued and the number of Settlement Shares previously issued to Crede, and (ii) if the total number of Settlement Shares required to be issued is less than the number of Settlement Shares previously issued to Crede, then Crede or its designee will return to the Company for cancellation that number of shares of Common Stock equal to the difference between the number of total number of Settlement Shares required to be issued and the number of Settlement Shares previously issued to Crede. Crede may sell the shares of Common Stock issued to it or its designee in connection with the Exchange Agreement at any time without restriction, even during the Calculation Period.

The Exchange Agreement provides that in no event shall the number of shares of Common Stock issued to Crede or its designee in connection with the Exchange Agreement, when aggregated with all other shares of Common Stock then beneficially owned by Crede and its affiliates (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder), result in the beneficial ownership by Crede and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and the rules and regulations thereunder) at any time of more than 9.9% of the Common Stock.

The issuance of Common Stock to Crede pursuant to the terms of the Exchange Agreement approved by the Order is exempt from the registration requirements of the Securities Act pursuant to Section 3(a)(10) thereof, as an issuance of securities in exchange for bona fide outstanding claims, where the terms and conditions of such issuance are approved by a court after a hearing upon the fairness of such terms and conditions to the plaintiff at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear.

The description of the Exchange Agreement and the Order does not purport to be complete and is qualified in its entirety by reference to the Exchange Agreement, which is filed as Exhibit 99.1 to this report and incorporated herein by reference, and the Order, which is filed as Exhibit 99.2 to this report and incorporated herein by reference.

The following exhibits are filed herewith:

Exhibit Number	Description

99.1	Exchange Agreement, dated September 26, 2013, by and between the Company and Crede, filed as an exhibit to the Report of Foreign Private Issuer on Form 6-K, filed with the Securities and Exchange Commission on October 1, 2013 and incorporated herein by reference
99.2	Order Approving Fairness, Terms and Conditions of Exchange and Issuance Pursuant to Section 3(a)(10) of the Securities Act of 1933, as amended, dated October 9, 2013
99.3	Press Release, dated October 10, 2013, issued by FreeSeas Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREESEAS INC.

Date: October 10, 2013	By: /s/ ALEXANDROS MYLONAS
Alexandros Mylonas
Chief Financial Officer